UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.        )

NFUSZ, INC.
 ________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.0001 par value
________________________________________________________________________________
(Title of Class of Securities)

65342D 101
_________________________________________________________________________________
(CUSIP Number)

April 17, 2018
_________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  65342D 101

1. Names of Reporting Persons: OCEANSIDE STRATEGIES INC.

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a)   ☐

(b)   ☐

3. SEC Use Only:

4. Citizenship or Place of Organization:  Cayman Islands

5. Sole Voting Power: 10,836,366 shares of common stock (each, a “Share”)(1)

6. Shared Voting Power:  Nil

7. Sole Dispositive Power: 10,836,366 Shares(1)

8. Shared Dispositive Power:  Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  10,836,366 Shares(1)

10.             Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not Applicable

11.              Percent of Class Represented by Amount in Row (9): 6.85%(2)

12.             Type of Reporting Person (See Instructions):  CO

Notes:
(1)	Consists of: (i) 4,660,506 Shares and (ii) 6,175,860 Shares that may be acquired on the exercise of warrants.
(2)
Calculated based on 158,302,145 Shares comprised of (i) 152,126,286 Shares outstanding as of March 30, 2018 as indicated in the issuer’s Annual Report on Form 10-K filed on April 2, 2018 and (ii) 6,175,860 Shares that may be acquired on the exercise of warrants.

Item 1.
(a)           Name of Issuer: nFusz, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 346 S. Hauser Blvd., Suite 210, Los Angeles, CA 90036
Item 2.
(a)	Name of Person Filing:	Oceanside Strategies Inc. (“Oceanside”). Dain Currie is the President of Oceanside and has sole power to vote or to direct the vote over the shares held by Oceanside.
(b)	Address of Principal Business Office or, if none, Residence: 10 Market Street, #684, Georgetown, Cayman Islands KY1 9006
(c)	Citizenship: The place of organization of Oceanside is the Cayman Islands.
(d)          Title of Class of Securities: Common Stock, $0.0001 par value (each, a “Share”).
(e)           CUSIP Number:  65342D 101.
Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
(a)           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)            Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)           Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)           An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E):
(f)           An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F):
(g)          A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G):
(h)          A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):
(i)           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):
(j)            Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 10,836,366 Shares comprised of: (i) 4,660,506 Shares and (ii) 6,175,860 Shares that may be acquired on the exercise of warrants.
(b)
Percent of Class: 6.85%, calculated based on 158,302,146 Shares comprised of (i) 152,126,286 Shares outstanding as of March 30, 2018 as indicated in the Issuer’s Annual Report on Form 10-K filed on April 2, 2018 and (ii) 6,175,860 Shares that may be acquired on the exercise of warrants.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 10,836,366 Shares
(ii)	Shared power to vote or to direct the vote: Nil
(iii)	Sole power to dispose or to direct the disposition of: 10,836,366 Shares
(iv)	Shared power to dispose or to direct the disposition of: Nil
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8.  Identification and Classification of Members of the Group
Not Applicable
Item 9.  Notice of Dissolution of Group
Not Applicable
Item 10.  Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  April 23, 2018

OCEANSIDE STRATEGIES INC.

By:          /s/ Dain Currie
Name: Dain Currie
Title: President